UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 26, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press Munich, Germany, February 26, 2008
SEN undergoes extensive reorientation to meet changing customer needs
Accelerated transformation from hardware supplier to software and solutions provider
At Siemens Enterprise Communications GmbH & Co KG (SEN), a wholly owned subsidiary of Siemens AG, plans call for ongoing reorientation measures and further extensive restructuring activities. These moves are intended to accelerate the company’s transformation from a hardware supplier to a software and solutions provider to fit changed market conditions. In a dramatically changing telecommunications market for enterprise solutions, this transformation is absolutely essential and supports Siemens’ ongoing efforts to find a suitable partner for SEN. “We will begin accelerating the reorientation of SEN and the related restructuring activities under the control of Siemens to ensure that personnel measures associated with these changes will be as socially compatible as possible.”, Siemens CFO Joe Kaeser said.
Planned sales or solutions involving a third party would affect roughly 3,000 employees worldwide, of whom about 1,200 are in Germany. In addition, Siemens plans to cut 3,800 jobs worldwide, including up to 2,000 in Germany. In Germany, SEN’s headquarters and other administrative and support functions are expected to be affected the most.
“We want to immediately begin negotiations with the employee side in Germany about settling interests, and hope to conclude these talks as quickly as possible to give employees the greatest possible certainty about what awaits them in the future,” said Siegfried Russwurm, head of Corporate Human Resources and Labor Director at Siemens.
The planned personnel measures are part of a bundle of activities aimed at accelerating SEN’s transformation into a software and solutions provider. More focused investments in innovative product solutions are to be continued, and, among other measures, the company’s market position will be expanded in growth markets such as Russia and China. The shift to software-based solutions also fundamentally changes customers’ requirements for the maintenance of SEN’s products. As Thomas Zimmermann, COO of the Siemens subsidiary, points out, “We’re reaping the first successes of our reorientation as a software provider and the measures initiated in the past — but the restructuring must be rigorously pursued. SEN will remain a reliable partner for its customers, whom we will continue to serve in the future with our highly innovative products and professional services.”
As it changes to a software provider, SEN will give up its own manufacturing operations. In Germany, plans call for the SEN plant in Leipzig, which currently has about 530 employees, and the telecommunications cable business, with some 60 employees, to be sold or funneled into solutions involving a third party. In addition, SEN is seeking a partnership with an IT provider for around 570 employees involved in direct sales to customers for small and mid-sized systems. This move would enable this sales channel to offer an expended product portfolio in the future so that customers get all solutions from a single source and enjoy greater benefits. Reinhard Benditte, head of business administration at SEN, noted: “All of SEN’s competitors rely almost exclusively on indirect sales models, which gives them far greater flexibility and a substantially more favorable cost position.”

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For its international operations, SEN intends to sell or find partners for its facilities in Thessaloniki (Greece) and Curitiba (Brazil), which have 270 and 470 employees, respectively. The possibility of a facility being closed down cannot be ruled out. Order call centers in Argentina, Chile, Colombia, Ecuador and Peru, which employ a total of about 1,100 people, are not part of SEN’S core portfolio and are slated to be sold.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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Siemens AG	Reference number: AXX200802.37 e
Corporate Communications and Government Affairs Media Relations 80312 Munich Germany	Marc Langendorf 80312 Munich Germany Tel.: +49 89 636-37035; Fax: -32825 E-mail: marc.langendorf@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 26, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling

/s/ Karl-Heinz Seibert
	Name:	Karl-Heinz Seibert
	Title:	Corporate Vice President Mergers, Acquisitions & Post Closing Management